Exhibit 99.2

Elbit Imaging Ltd.

Operating and Financial Review and Prospects

In this document, all references to "Elbit," the “Company,” “our,” “we” or “us,” are to Elbit Imaging Ltd. and its consolidated subsidiaries.

All references to “$” or "U.S. dollar," are to United States dollars and all references to "NIS" are to new Israeli shekel.

This report on Form 6-K contains "forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management about the Company’s business, financial condition, results of operations, and its relationship with its employees and the condition of its properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth under Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors,” as well as those discussed elsewhere in our other filings with the securities and exchange commission. Any forward-looking statements contained in this report on Form 6-K speak only as of the date hereof, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2011, and accompanying notes thereto, which were filed with the Securities and Exchange Commission (the "SEC") on this report on Form 6-K on March 29, 2012.

Overview

We operate in the following principal fields of business:

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Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe ("CEE") and in India. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale;

•	U.S. Real Property - Investment in commercial real property in the United States;

•	Hotels - Hotel operation and management, primarily in major European cities;

•
Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India;

•	Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and

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Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Our revenues from the sale of real estate and trading property are subject to the execution and consummation of sale agreements with potential purchasers. In periods when we consummate a sale of a real estate asset we record revenues in substantial amounts and as a result we may experience significant fluctuations in our annual and quarterly results. We believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful or indicative and that investors should not rely on them as a basis for future performance.

Our functional currency is NIS. Our consolidated financial statements are also presented in NIS. Since our revenues and expenses are recorded in various currencies, our results of operations are affected by several inter-related factors, including the fluctuations of the NIS compared to other currencies at the time we prepare our financial statements.

Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million.

The following acquisitions and other activities affected our operational results for 2009, 2010, 2011 and 2012 (to date) and may continue to affect our operational results in the coming years.

2012

•
In December 2011, the board of directors of Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“PC") approved the repurchase of up to NIS 150 million (approximately $43 million) of its series A through B Notes, to be made from time to time in the open market. To date, during 2012, PC has purchased an additional total of NIS 38 million par value of its debentures (with adjusted value of NIS 46 million), for a total consideration of NIS 36 million (approximately $9.4 million), reflecting a gain of approximately NIS 10 million (approximately $3 million).

•
In March 2012, PC opened the Kragujevac Plaza in Kragujevac, Serbia, , the fourth largest city in Serbia and the capital of the Sumadjia Region in central Serbia. This shopping and entertainment center comprises 22,000 square meters of gross lettable area spread over two floors with approximately 700 parking spaces. The center includes an six screen cinema, the Arena Fun Factory entertainment center and Circus Playground, as well as over 95 shops with international and local brands.

•
On February 27, 2012, InSightec Ltd. ("InSightec") and InSightec’s wholly owned subsidiary entered into long term funding agreements with GE pursuant to which GE will provide financing to InSightec in the form of convertible notes up to a total of $13,750,000, bearing interest at a rate of 6% per annum or a rate equivalent to the interest applicable to the financing provided by us and Elbit Medical Technologies Ltd. (formerly Enter Holdings 1 Ltd.), an Israeli Company traded on the TASE ("Elbit Medical"). The convertible notes will be due and payable by October 1, 2016, and will be convertible into Series B-1 Preferred Shares of InSightec, In addition, the financing granted to InSightec by us and Elbit Medical during 2010 and 2011, was amended to provide similar loan terms and security mechanisms as set forth in this funding agreement, so that Elbit Medical and us will receive convertible notes convertible on the same terms as the GE notes. The convertible notes issued to GE and to us will be secured, pari passu, by floating charges over the assets of InSightec and its wholly owned subsidiary.

•
In January 2012, the EPN Group entered into an agreement to sell 47 shopping centers (out of 49) located throughout the United States that were previously held by EDT Retail Trust (formerly Macquarie DDR Trust) (the “Properties” and "EDT," respectively), to BRE DDR Retail Holdings LLC, a joint venture between Blackstone Real Estate Partners VII L.P. and/or its affiliates and DDR Corp. and/or its affiliates, for a purchase price of $1.43 billion. Total property level debt to be repaid by the EPN Group or assumed by BRE DDR Retail Holdings LLC was approximately $934 million as of the date of the agreement. In addition, the sellers shall retain all restricted and unrestricted cash upon the closing of the transaction which amounts to approximately $30 million at the date of the agreement. The transaction is expected to close in June 2012, and is subject, inter-alia, to approval of the applicable lenders to the assignment and assumption of the above mentioned assumed debt, and satisfaction of certain other closing conditions.

•
In January 2012, we entered into an agreement for the sale of all our shares in Elbit Trade & Retail Ltd. and all the interests in G.B. Brands, Limited Partnership, which was the franchisee of the GapTM brand, to Gottex Models Ltd. (“Gottex”), for a purchase price of NIS 40 million. This transaction is expected to close in the first half of 2012.

2011

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In May 2011, PC's board of directors approved the repurchase of up to NIS 150 million (approximately $43 million) of its series A through B Notes, to be made from time to time in the open market. During 2011, PC purchased an additional total of NIS 168 million par value of its debentures (with adjusted value of NIS 194 million), for a total consideration of NIS 152 million (approximately $40 million), reflecting a gain of NIS 39 million (approximately $10 million).

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In November 2011, PC opened the Torun Plaza in Torun, Poland, an 800-year old city of 200,000 inhabitants located in the north-west of Poland. This shopping and entertainment center comprises 40,000 square meters of gross lettable area spread over two floors with approximately 1,100 parking spaces. The center includes an eight screen cinema, fantasy park entertainment center as well as over 120 shops with international and local brands.

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On October 3, 2011, our 77% held subsidiary, S.C. Bucuresti Turism S.A ("BUTU") completed a refinancing of its five star Radisson Blu Hotel located in Bucharest, Romania.  According to the facilities agreement, a leading international European bank granted BUTU a loan of up to €71.5 million. The loan may be drawn down in two tranches, with Tranche A in the amount of approximately €62.5 million having been drawn down on September 29, 2011, and Tranche B in the amount of approximately €9.0 million to be drawn down between December 31, 2012 and March 31, 2013, subject to the satisfaction of certain conditions as stipulated in the facilities agreement.  The loan bears interest at the rate of 3 months Euribor rate (to be hedged from March 2013) plus a margin of 4.6% per annum. According to the facilities agreement, approximately 17% of the principal will be paid during the term of the loan in quarterly installments with the remainder to be repaid as a bullet repayment at the end of the term. The final maturity date of the loan is June 30, 2016.  The proceeds of the loan shall be used, inter alia, to repay BUTU's current outstanding bank facility and to repay to us our shareholder loans in the amount of approximately €25 million. The loan will be secured by, inter alia, a first-ranking mortgage over the Radisson Blu Hotel, Bucharest and the Centreville Apart Hotel, and other commercial areas within such hospitality complex, and a corporate guarantee from us, pursuant to which we guaranteed (i) the annual debt service payments of BUTU (including interest, but excluding the final bullet repayment due on the final maturity date accounting for approximately 83% of the loan); (ii) the principal amounts required to be prepaid by BUTU in order for it to meet certain financial covenants during the term of the loan to the extent such financial covenants are not satisfied; and (iii), the obligations of BUTU towards the lender solely in the event that the lender is unable to exercise its rights under the mortgage due to invalidity or other defects in respect of the mortgage as set forth in the guarantee.

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On September 22, 2011, PC undertook that it would not make any further distributions during 2011, pursuant to an agreement entered into between PC and its Series A and Series B bondholders. Furthermore, PC undertook in the agreement that distributions in the years 2012 and 2013 will be subject to the following conditions:

o	any distribution of dividends (including a repurchase of shares that is not at an attractive price to PC) will not exceed €30 million (approximately $40.3 million);

o
any distribution of dividends will be derived only from the net cash flow derived from the realization of assets at a rate which will not exceed 50% of the cash flow from the realization of the foregoing assets;

o
if a distribution is made and the bonds meet certain agreed upon average yield rates, PC will maintain certain reserve amounts secured in favor of the bondholders which may be used to repurchase or repay the bonds; and

o
if a distribution is made and the bonds meet certain agreed upon average yield rates, PC will be entitled to make distributions between €30 million (approximately $40.3 million) and €50 million (approximately $67.1 million) and it will maintain an amount equal to the distribution amount exceeding €30 million as a reserve secured in favor of the bondholders which may be used to repurchase or repay the bonds.

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On September 21, 2011, our indirect subsidiary, Elbit USA, LLC, ("Elbit USA") entered into a term loan agreement (the “Term Loan Agreement”) with Eastgate Property LLC ("Eastgate"), for a term loan in the amount of $30 million (the "Term Loan"). The loan bears interest at the rate of 11.4% per annum and matures one year from closing, with an option of Elbit USA to extend the period for one additional year, in which case the interest rate would retroactively increase to 16.6%, or to prepay the loan at any time without penalty.  In order to secure the loan, we pledged our 50% interest in Elbit USA's parent company, Elbit Plaza. Elbit USA, which is a special purpose entity that indirectly owns approximately 12% of EDT, also pledged to Eastgate its shares in the entities that own its interest in EDT. We also agreed to guarantee the loan in full to Eastgate.  In addition, we granted to Eastgate a warrant to purchase our ordinary shares at an exercise price of $3.00 per share during a two-year period commencing on March 31, 2012. It was further agreed that if the Term Loan is repaid within six months from the closing, the warrant will entitle Eastgate to purchase up to 3.3% of our outstanding shares at the date of exercise. Otherwise, the warrant will entitle Eastgate to purchase up to 9.9% of our outstanding shares at the date of exercise. The exercise price and/or number of shares issuable upon exercise of the warrant are subject to adjustment for certain corporate events, transactions and dilutive issuances of securities. On September 22, 2011, we filed a prospectus supplement with the SEC under our shelf registration statement dated March 14, 2011, to register the warrant and up to 3,000,000 ordinary shares which may be issuable upon the exercise of the warrant.

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On September 19, 2011, EDT distributed an interim dividend payment of $26 million. Elbit Plaza USA, L.P. ("Elbit Plaza USA") received a total distribution amount of $11.8 million. Each of ours and PC’s share in such distribution is approximately $5.9 million.

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On September 23, 2011, PC paid an interim cash dividend payment of €30 million (approximately $40.3 million) to its shareholders, of which we received €18.7 million (approximately $25.11 million), out of which €8.7 million (approximately $11.7 million) was used to serve our debt to an Israeli bank under a loan agreement dated March 2011 pursuant to which we pledged 29% of PC's outstanding shares.

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On July 14, 2011, we concluded the off-market takeover bid made by EPN EDT Holdings II, LLC ("EPN Holdings") in March 2011, for all of the units in EDT not already held by EPN Holdings and its affiliates.  As a result of the purchases of EDT’s units during the offer period, EPN Holdings and its affiliates increased their interest in EDT from approximately 47.8% to approximately 96.4%. In August 2011 EPN Holdings completed the compulsory acquisition of the remaining EDT units and the EPN Group became the holder of 100% of the outstanding units of EDT, following which, EDT was removed from the official list of the Australian Stock Exchange.

•
In May 2011, our board of directors approved the repurchase of up to NIS 150 million (approximately $43 million) of our series A through F Notes, to be made from time to time in the open market. During 2011, we purchased NIS 67.7 million par value of our notes for an amount of approximately NIS 53 million (approximately $14 million).

•
Since March 2011, EPN Holdings has purchased additional units of EDT representing an approximate 4.5% interest in EDT in consideration for approximately $20 million. Following the purchase of such additional units, EPN GP LLC ("EPN") holds an approximate 57.1% ownership interest in EDT.

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In March 2011, EPN EDT Holdings, in which Elbit Plaza USA and Eastgate each hold a 43.3% ownership interest, and the remaining 13.4% ownership interest is held by EPN Real Estate Fund, LP (the "Fund"), made an off-market takeover bid to acquire all of the outstanding units of EDT. EPN Holdings' unconditional offer is to buy for cash all outstanding units of EDT that EPN Holdings' affiliate does not already own, for AUD 0.078 per EDT unit, which was since increased to AUD 0.09 per unit. The total consideration which will be paid by EPN Holdings after the increase in the offering price, assuming the bid is fully tendered, is approximately $200 million. The offer period for the bid is expected to end on June 17, 2011.

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In March 2011, we entered into a new financing agreement with an Israeli bank in the amount of $70 million (approximately NIS 252 million), replacing the previous financing agreement. The new agreement is for a 6-year term and bears interest at a rate of LIBOR + 3.8% per annum. As security for this facility, we have pledged to the Israeli bank (i) an amount of 86 million shares of PC, representing approximately 29% of PC's outstanding shares, which will be subject to a 70% loan to value mechanism on PC's shares; (ii) all of our holdings in Elbit Trade & Retail Ltd.; and (iii) a deposit equals next year’s principal and interest amount. In addition, the Company has elected to exercise the option of pledging its holdings in some of the Group's hotels in the Netherlands in order to credit the value of those holdings towards the satisfaction of the loan to collateral value ratio.

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In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million (approximately $27 million) for gross proceeds of approximately NIS 108 million (approximately $30 million).

•
On February 9, 2011, we filed a shelf registration statement on Form F-3 with the SEC, which became effective on March 14, 2011, pursuant to which we may offer and sell from time to time, a combination of ordinary shares, senior and subordinated debt securities, warrants and units in one or more offerings up to a total dollar amount of $300,000,000.

•	In January 2011, PC issued additional Series A and B Notes for an aggregate consideration of approximately NIS 300 million (approximately $79 million).

2010

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On December 31, 2010, we sold to Park Plaza Hotels Limited ("Park Plaza"), a public Company whose shares are listed for trade on the alternative investment market of the London stock exchange, all of our holdings in three companies that own three hotels in London, England, for a total consideration of £21 million (approximately $28 million), representing a total estimated asset value for the hotels of £230 million (approximately $308 million). The consideration is being paid in a combination of loans, an issuance of shares of Park Plaza and a possible additional payment that is subject to adjustments. Prior to this transaction, these hotels were jointly owned by us and Park Plaza and were managed by Park Plaza.

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On December 29, 2010, EPN Investment Management LLC ("EPN Management") signed an agreement to purchase seven retail shopping centers located in the states of Georgia, Oregon and Florida from certain affiliates of Charter Hall Retail REIT. The purchaser of these properties will be a new joint venture entity in which each of Elbit Plaza USA and Eastgate or their respective affiliates will hold a 43.3% ownership interest and the remaining 13.4% ownership interest will be held by the Fund. This transaction has not yet closed. Following the execution of the agreement, a third party exercised its right of first refusal to purchase the property owned by MCW Ocala (the “Ocala Property”). Accordingly, on April 29, 2011, the parties together with certain of EPN’s wholly owned subsidiaries entered into an amended agreement pursuant to which they agreed, inter alia, that the Ocala Property shall be removed from the transaction and that the aggregate purchase price shall be reduced to $63,970,613. It was further agreed that EPN will have the right to execute the purchase of each property through the aforementioned wholly owned EPN subsidiaries, which were formed as special purpose vehicles for that purpose.

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On November 29, 2010, we completed a refinancing of three of our jointly controlled hotels in London - the Park Plaza Riverbank, the Park Plaza Victoria and the Park Plaza Sherlock Holmes. The refinancing involves 5-year term facilities totaling £165 million (approximately $219 million) with Aareal Bank AG, maturing in November 2015. The hotels were previously financed by a £195 million (approximately $306 million) facility (with £181.9 million outstanding, or approximately $285.5 million) from Goldman Sachs International, which was due in March 2011. In addition to the new facilities, Park Plaza and us provided an equity injection of £16.6 million (approximately $26 million) of which £7.7 million (approximately $12 million) was provided by us, in order to enable the borrowers to repay the balance of the amount that was outstanding to Goldman Sachs. Park Plaza and us severally guaranteed certain of the borrowers’ obligations, plus interest in a total amount of £25.8 million (approximately $40.5 million), of which our share amounts to £11.9 million (approximately $18.6 million). The facilities are non-recourse to us or any other company affiliated to us, other than the borrowers and their subsidiaries. For details regarding the sale of these hotels to Park Plaza at the end of 2010, see above.

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On November 24, 2010, we closed a transaction to restructure our holdings in the medical companies InSightec and Gamida Cell Ltd. ("Gamida") under Elbit Medical. In consideration for our shares of InSightec representing 65.9% of InSightec's outstanding share capital and our shares of Gamida representing 31.6% of Gamida's outstanding share capital at that time, we were issued shares of Elbit Medical representing a 90% interest in Elbit Medical and were granted options at zero exercise price to acquire shares of Elbit Medical which together with the shares issued represented shareholding of 97.9% in Elbit Medical, on a fully diluted basis. On December 8, 2010, Elbit Medical issued shares in a private placement in the aggregate amount of NIS 19 million (approximately $4.8 million), including a two year option to invest an additional aggregate amount of NIS 19 million (approximately $4.8 million), all at a pre-money valuation of Elbit Medical of NIS 800 million (approximately $202 million). Following the completion of this private placement, we hold 93.4% of Elbit Medical's share capital (on a fully diluted basis).

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On November 24, 2010, we completed a private placement of NIS 35 million (approximately $10 million) principal amount of our Series D Notes as an expansion to the existing Series D Notes traded on the TASE.

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In November 2010, PC announced the completion of the first tranche of a bond offering to Polish institutional investors. PC raised an amount of PLN 60 million (approximately $21 million) from the bond offering with a three year maturity bearing interest of six month polish WIBOR plus a margin of 4.5%.

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On July 22, 2010, Elbit Plaza India Real Estate Holdings Limited (“EPI”) entered into a new framework agreement with respect to the Bangalore Project, due to changes in the market conditions and to new commercial understandings between EPI and the third party seller of the project, pertaining, inter alia, to the joint development of the project and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the project.

Under the new framework agreement, the scope of the new project will be decreased in the first phase to approximately 165 acres instead of the original 440 acres and the third party seller undertook to complete the acquisitions of the additional land in order to obtain the rights over all 165 acres of the project. The first phase of the project will consist of exclusive plotted housing units such as villas and row-houses and ancillary amenities such as club houses, swimming pools and sport facilities. Neither EPI nor its wholly owned Indian subsidiary (the "SPV") will be required to pay any additional amounts in respect of the land acquisitions or with respect to the project. The project will be executed jointly by the third party seller and the SPV. The seller (or any of its affiliates) will also serve as the general contractor and marketing manager of the project. The seller is also committed to minimum sale prices, maximum construction costs and a detailed timeline and budget with respect to the development of the project.

We will receive distributions of approximately 70% of the profits from the project (including from any sale by the seller or any transaction with respect to the original land which does not form part of the 165 acres), until EPI achieves a return on its investment in the amount of INR 5,780 million (approximately $124.4 million) plus an internal return rate ("IRR") of 20% per annum calculated from September 30, 2009. Following this date, EPI will not be entitled to receive any additional profits from the project and it will transfer the entire shareholdings in the SPV to the seller for no consideration. The seller also has a call option, subject to applicable law and regulations, to acquire the entire shareholdings of the SPV, at any time, in consideration for EPI’s investment plus an IRR of 20% per annum calculated on the relevant date.

The new framework agreement will enter into effect upon execution of certain ancillary agreements described therein. The original framework agreement may be reinstated upon the occurrence of certain events as specified in the new framework agreement.

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In August 2010, we sold 15,000,000 ordinary shares of PC to a Polish institutional investor, for an aggregate consideration of approximately NIS 98 million (approximately $28 million). Following this transaction, we currently own approximately 62.36% of PC's outstanding shares.

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In 2010 we issued additional unsecured non-convertible Series G Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 461.5 million (approximately $130 million) for gross proceeds of approximately NIS 459 million (approximately $129 million.

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In June 2010, EPN completed an investment of approximately $116 million in EDT, a trust traded on the Australian Stock Exchange. Following the completion of the transaction, EPN is EDT's largest unit holder, holding an approximate 48% ownership interest in EDT. EPN also paid approximately $3 million for the acquisition of a 50% interest in EDT retail management LLC (the "U.S. Manager"). The U.S. manager's wholly owned subsidiary, EDT retail management limited, serves as the "responsible entity" of EDT, which means that it is responsible for the day-to-day management of EDT, including its investments and investment strategy, management and financing. Developers Diversified Realty Corporation, an Ohio corporation specializing in real estate investments and assets management ("DDR"), is the 50% co-owner of the U.S. manager and serves as the property manager for EDT’s assets. EPN has the right to appoint the majority of the responsible entity's board members. EDT currently owns and manages two U.S. Reit portfolios (EPN US Trust Inc. ("Reit I") and EPN US Trust Inc. ("Reit II")) with 41 operating retail properties in Reit I and 7 operating retail properties in Reit II, which altogether total approximately 10.9 million square feet of leasable area with a leased rate of approximately 88.8%. The portfolios consist mainly of community shopping centers throughout major regions of the United States, with assets located in 20 states.

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In June 2010, the Fund raised $31 million in capital commitments from Menora Mivtachim Insurance ltd. ("Menora") and certain of its affiliates. Menora's commitment currently represents a 13.4% interest in our U.S. investment platform, through its 99.8% holding in the Fund. The first investment vehicle of the U.S. investment platform is EPN, in which Elbit Plaza USA and Eastgate each hold a 43.3% ownership interest, and the remaining 13.4% ownership interest is held by the Fund.

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In April 2010, we, together with Park Plaza, acquired the Holiday Inn Schiphol Hotel located near the Amsterdam Schiphol Airport, for a purchase price of €30 million (approximately $40 million). The hotel is intended to operate under the "Park Plaza" brand name.

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On February 9, 2010, Elbit Plaza USA entered into the framework and co-investment agreement with Eastgate. Under the agreement, each party committed to invest $100 million (for a combined total of $200 million) in a U.S. investment platform. The parties established the Fund as a U.S. real estate investment fund, to seek third party investors to co-invest with them in investments in the U.S. retail and commercial real estate sectors. The agreement provides that the parties will identify and locate potential investments during a two-year period in which they will acquire assets or enter into joint ventures with owners of relevant assets or portfolios, with the objective of selling the acquired assets or holdings them until the end of the term of the Fund, which is intended within a five-to-seven-year period of the initial closing of the Fund.

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Between January and March 2010, PC issued additional unsecured non-convertible Series B Notes to investors in Israel in an aggregate principal amount of approximately NIS 308 million (approximately $81.6 million) for gross proceeds of approximately NIS 330 million (approximately $87.4 million).

•	During 2010 we repurchased 588,910 of our ordinary shares, for a total aggregate amount of NIS 30 million (approximately $8 million).

•	During 2010 we opened four GAP stores in Israel. Our aggregate investment in such stores totaled approximately NIS 21 million (approximately $6 million).

•	In 2010 PC completed the development of two shopping centers, Zgorzelec Plaza and Suwalki Plaza, both in Poland, and opened them to the public.

2009

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In 2009 we issued additional unsecured non-convertible Series F Notes to investors in Israel in an aggregate principal amount of approximately NIS 141.6 million for gross proceeds of approximately NIS 155.1 million.

•	In 2009 we issued Series 1 Convertible Notes to investors in Israel in an aggregate principal amount of approximately NIS 112 million for net proceeds of approximately NIS 118.8 million.

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In 2009 PC issued additional unsecured non-convertible Series B Notes to investors in Israel in an aggregate principal amount of approximately NIS 144.5 million for net proceeds of approximately NIS 152 million.

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On October 9, 2009, we sold 4,794,292 ordinary shares of PC to a number of Polish institutional investors, for an aggregate consideration of approximately £6.7 million. As result of this transaction, we generated a net cash flow of approximately £3.8 million. In addition, PC sold 14,500,000 of its shares to such Polish institutional investors, for an aggregate consideration of approximately £20.5 million.  As a result of this transaction, PC generated a net cash flow of approximately £12.8 million. These shares were originally purchased by PC as part of its share repurchase program announced in October 2008 which was executed between October 2008 and January 2009.

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On June 19, 2009, we completed a private placement of approximately $7.6 million principal amount of our Series A Notes. These notes mature in 2014, are linked to the Israeli consumer price index and make semi-annual payments of principal and interest at the rate of 6% per annum, linked to the Israeli consumer price index. The notes were approved for listing on the TASE, but initial re-sales are restricted by applicable securities laws until June 2011.

•
During 2009, we invested an aggregate amount of $15 million in InSightec, for which we were issued Series B Preferred Shares of InSightec. In addition, all the outstanding Series A Preferred shares of InSightec were converted into Series B Preferred shares, all convertible notes of InSightec were converted into Series B Preferred shares and all contingent warrants granted by InSightec were converted into ordinary shares.

•	In February 2009, Elbit Trade & Retail Ltd. signed a franchise agreement with GAP Inc. to open and operate GAP and Banana Republic stores in Israel.

•	During 2009 we opened one additional G-Star store and one GAP store. Our aggregate investment in such stores totaled approximately NIS 8 million.

•	In 2009 PC completed the development of two shopping centers, the Liberec Plaza in the Czech Republic and the Riga Plaza in Latvia, and opened them to the public.

•	During 2009 we invested an aggregate of $1.5 million in our venture capital companies.

Operating Results

Presentation method of financial statements

We are involved in investments in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “single - step form.” According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. We also believe that our operating expenses should be classified by function to: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

Our strategy in respect of PC's shopping and entertainment centers is to dispose of shopping and entertainment centers upon completion, subject to certain exceptions. Therefore, PC's shopping and entertainment centers are presented within current assets as trading property and our revenues from these shopping and entertainment centers are mainly derived from their disposal to third parties.

Our policy in respect of the hotels segment is to designate the hotels to be managed and operated by our management companies. Consequently, our hotel assets are presented as part of our property, plant and equipment in the financial statements.

Our policy for commercial centers in the United States is to hold and to generate gain profit from rental of spaces in such commercial centers. If market conditions will be favorable we may sell from time to time part of these assets and generate capital gains from such sale. These assets are presented at fair value in our consolidated financial statements and the changes in the fair value are charged directly to the profit and loss account.

Until we became the controlling unit holder of EDT, which holds commercial real properties in the United States, we accounted for investment property at cost less accumulated depreciation and impairment. We believe that transferring to the fair value model is more appropriate due to the closing of the EDT transaction mentioned above, which resulted in us including substantial yielding properties in our annual consolidated financial statements for the first time. We believe that this treatment is more consistent with the accounting treatment in the yielding assets industry.

Translation of statements of income of foreign operations

The majority of our businesses, which operate in various countries, report their operational results in their respective functional currency which differs from the NIS (our reporting and functional currency). We translate our subsidiaries’ result of operations into NIS based on the average exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2011, 2010 and 2009:

	December 31
	2011	2010	2009	2011
				Convenience
				Translation (note 2D)
	(in thousand NIS)			Us$'000
	(except for per-share data)
Revenues and gains
Gain from bargain purchase	-	397,082	-	-
Gain from sale of real estate assets	-	198,777	-	-
Gain from changes of shareholding in subsidiaries	15,450	-	31,106	4,044
Commercial centers	115,270	102,895	85,466	30,167
Gain from fair value adjustment of investment property	100,818	40,226	3,423	26,386
Investment property rental income	254,806	122,462	-	66,686
Hotels operations and management	286,548	403,822	396,736	74,993
Sale of medical systems	53,324	33,631	61,683	13,956
Sale of fashion merchandise and other	185,082	174,817	118,386	48,436
	1,011,298	1,473,712	696,800	264,668

Expenses and losses
Commercial centers	159,626	156,745	169,253	41,776
Investment property expenses	112,262	50,571	-	29,380
Hotels operations and management	240,784	341,291	353,229	63,016
Cost and expenses of medical systems operation	101,498	63,973	67,403	26,563
Cost of fashion merchandise and other	211,743	197,574	134,142	55,416
Research and development expenses	62,851	58,514	73,959	16,449
General and administrative expenses	61,857	65,292	66,153	16,189
Share in losses of associates, net	7,568	8,275	14,039	1,980
Financial expenses	257,371	364,030	283,546	67,358
Financial income	(65,571)	(40,927)	(92,725)	(17,161)
Change in fair value of financial instruments measured at fair value through profit and loss	(278,360)	49,666	70,702	(72,850)
Impairments, charges and other expenses, net	309,885	84,664	260,225	81,099
	1,181,514	1,399,668	1,399,926	309,215

Profit (loss) before income taxes	(170,216)	74,044	(703,126)	(44,547)
Income taxes (tax benefit)	86,550	4,920	(35,571)	22,651

Profit (loss) from continuing operations	(256,766)	69,124	(667,555)	(67,198)
Profit from discontinued operation, net	9,737	4,401	16,550	2,548

Profit (loss) for the year	(247,029)	73,525	(651,005)	(64,650)

Attributable to:
Equity holders of the Company	(264,919)	61,998	(530,942)	(69,332)
Non-controlling interest	17,890	11,527	(120,063)	4,682
	(247,029)	73,525	(651,005)	(64,650)

Earnings per share - (in NIS)
Basic earnings per share:
from continuing operation	(11.04)	2.28	(21.51)	(2.89)
from discontinued operation	0.39	0.17	0.65	0.1
	(10.65)	2.45	(20.86)	(2.79)
Diluted earnings per share:
from continuing operation	(11.05)	1.96	(21.53)	(2.89)
from discontinued operation	0.39	0.17	0.65	0.1
	(10.66)	2.13	(20.88)	(2.79)

2011 compared to 2010

Revenues and Gains

Total revenues and gains in 2011 amounted to NIS 1,011 million ($265 million) compared to NIS 1,474 million in 2010. The decrease is mainly attributable to:

(I)
Non-recurring gain from a "bargain purchase" in 2011 decreased to nil compared to NIS 397 million in 2010. The gain results from the acquisition of 48% in EDT during June 2010. This gain represents the difference between the fair value of EDT's net identifiable assets and the aggregate value of the consideration paid.

(II)
Gain from a sale of real estate assets decreased to nil compared to NIS 199 million in 2010, as a result of the sale of three hotels in London, U.K. in December 2010. Offset by gain in 2011 from change of shareholding in investee in the U.S. operation in the amount of NIS 15 million ($4 million) compared to nil in 2010.

(III)
Revenues from shopping and entertainment centers increased to NIS 115 million ($30 million) in 2011 compared to NIS 103 million in 2010, as a result of the operation of five commercial centers in 2011, four of which operated throughout the year, compared to the operation of four commercial centers in 2010, two of which operated throughout the year.

(IV)
Gain from fair value adjustment of investment property increased to NIS 101 million ($26 million) in 2011 compared to NIS 40 million in 2010. This increase mainly reflects the revaluation of EDT's assets for a twelve-month period in 2011 compared to half a year in 2010.

(V)
Revenues from investment property rental income increased to NIS 255 million ($67 million) in 2011 compared to NIS 122 million in 2010. The increase is mainly attributable to the operation of the yielding properties in the U.S. throughout the year compared to the half-year operation of the centers in 2010 and slightly to the growth in occupancy throughout the year.

(VI)
Revenues from hotel operations and management decreased to NIS 287 million ($75 million) in 2011 compared to NIS 404 million in 2010. The decrease is mainly attributable to the sale of the hotels in London in December 2010 as aforementioned. This decrease is partially set off by an increase in the revenues from our hotels in the Netherlands, Belgium and Romania.

(VII)
Revenues from the sale of medical systems (InSightec) increased to NIS 53 million ($14 million) in 2011 compared to NIS 34 million in 2010. The increase is mainly attributable to the number of systems sold in 2011 compared to 2010.

(VIII)
Revenues from the sale of fashion retail and other increased to NIS 185 million ($48 million) in 2011 compared to NIS 175 million in 2010. The increase is mainly attributable to the operation of four additional GAP stores, which opened during 2010.

Expenses and losses

Our expenses and losses in 2011 amounted to NIS 1,182 million ($309 million) compared to NIS 1,400 million in 2010. Set forth below is an analysis of our expenses and losses:

(I)	Expenses of commercial centers increased to NIS 160 million ($42 million) in 2011 compared to NIS 157 million in 2010.

(II)	Cost of investment property increased to NIS 112 million ($29 million) in 2011 compared to NIS 51 million in 2010. The increase results from the increase in the revenues as aforementioned.

(III)
Cost of hotel operations and management decreased to NIS 241 million ($63 million) in 2011 compared to NIS 341 million in 2010. The decrease is mainly attributable to the sale of the hotels in London in December 2010 as aforementioned.

(IV)
Cost and expenses of medical systems increased to NIS 101 million ($26 million) in 2011 compared to NIS 64 million in 2010. The increase is mainly attributable to the settlement of legal claims and related expenses during 2011.

(V)	Cost of fashion retail and other increased to NIS 212 million ($55 million) in 2011 compared to NIS 198 million in 2010. The increase results from the increase in the revenues as aforementioned.

(VI)	Expenses of research and development increased to NIS 63 million ($16 million) in 2011 compared to NIS 59 million in 2010. The increase is mainly attributable to InSightec's activity.

(VII)
General and administrative expenses decreased to NIS 62 million ($16 million) in 2011 compared to NIS 65 million in 2010. General and administrative expenses offset non-cash expenses amounted to NIS 37 million ($10 million) in 2011 compared to NIS 49 million in 2010. The decrease in cash expenses is mainly attributable to increasing efficiency during 2011 in payroll expenses and other expenses in the amount of NIS 12 million.

(VIII)
Financial expenses, net decreased to NIS 257 million ($67 million) in 2011 compared to NIS 364 million in 2010. Such amount includes interest and CPI linked borrowings in the amount of NIS 577 million compared to NIS 465 million in 2010, gain from buy back of debentures in the amount of NIS 64 million in 2011 offset by financial expenses capitalized to qualified assets in the amount of NIS 198 million in 2011 compared to NIS 164 million in 2010. The increase in interest and CPI linked borrowings in the amount of NIS 577 million in 2011 compared to NIS 465 million in 2010 is mainly attributable to: (i) an increase in interest loans expenses in the net amount of NIS 42 million as a result of bank loans attributed to the USA operation which was purchased only in June 2010, an increase in bank loans as a result of progressing in the construction of new commercial centers offset by a decrease in the hotels operation loan interest as a result of selling the London hotels in December 2010,  (ii) a net increase of NIS 28 million in interest expenses as a result of an increase in the principal amount of our and PC's debentures issued during 2011; and (iii) an increase in the Israeli consumer price index to which our and part of PC's debentures are linked (2.53% in  2011 compared to 2.28% in 2010)  which contributed an increase of NIS 22 million to financial expenses.

(IX)
Financial income increased to NIS 66 million ($17 million) in 2011 compared to NIS 41 million in 2010. Such increase is attributable mainly to decrease in exchange rate differences which in 2010 amounted to a loss of NIS 18 million compared to a gain of NIS 1 million in 2011. The loss in 2010 is mainly attributable to our deposits in Euro and U.S. dollars which decreased as a result of the devaluation of the Euro and the U.S. dollar against the NIS.

(X)
Income from changes in fair value of financial instruments amounted to NIS 278 million ($73 million) in 2011 compared to loss of NIS 50 million in 2010. This increase is mainly attributable to the following:

(i)
Gain from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 356 million ($93 million) in 2011 compared to a loss of NIS 234 million in 2010;

(ii)
Loss from change in fair value of derivatives and embedded derivative (mainly swap transactions) executed by PC in respect of its notes amounted to NIS 63 million ($16 million) in 2011 compared to gain in the amount of NIS 165 million in 2010;

(XI)
Impairment and other expenses, net, increased to NIS 310 million ($81 million) in 2011 compared to NIS 85 million in 2010. The increase is attributable to the impairment in PC's trading property in Eastern Europe in the amount of NIS 283 million ($74 million) in 2011 compared to NIS 44 million in 2010.

As a result of the foregoing factors, we recognized loss before tax expenses in the total amount of NIS 170 million ($45 million) compared to profit in the amount of NIS 74 million in 2010.

Tax expenses amounted to NIS 87 million ($23 million) in 2011 compared to NIS 5 million in 2010. The increase in tax expenses is attributable mainly to timing differences related to our operations in the U.S. and to PC's debentures measured at fair value through profit and loss.

The above resulted in loss from continuing operations in the amount of NIS 257 million ($67 million) in 2011 compared to income of NIS 69 million in 2010.

Profit from discontinued operations, net, amounted to NIS 10 million ($2.5 million) in 2011 compared to NIS 4 million in 2010.

The above resulted in loss of NIS 247 million ($65 million) in 2011, of which NIS 265 million ($69 million) is attributable to our equity holders and profit of NIS 18 million ($5 million) is attributable to the non-controlling interest. The profit in 2010 includes NIS 62 million attributable to our equity holders and NIS 11 million attributable to the non-controlling interest.

2010 compared to 2009

Revenues and Gains

Total revenues and gains increased to NIS 1,474 million ($415 million) in 2010 compared to NIS 697 million in 2009. Set forth below is an analysis of our revenues and gains:

(I)
Gain from a "bargain purchase" of EDT in the amount of NIS 397 million ($112 million), executed by EPN, which is 43% held by Elbit Plaza USA. The gain was recorded as a result of the acquisition of a 48% stake in EDT in June 2010. Such gain represents the difference between the fair value of the net identifiable assets of EDT and the aggregate value of consideration paid.

(II)	Gain from the sale of our three hotels in London, U.K., in the amount of NIS 199 million ($56 million), executed in December 2010.

(III)	Changes in our shareholdings in our subsidiaries in 2010 amounted to nil compared to NIS 31 million in 2009. The gain in 2009 is attributable to the following transactions:

(i)
at the end of 2008 and the beginning of 2009, we and PC purchased PC's shares from PC’s minority shareholders. As result of these transactions, we recorded in 2008 and 2009 gains from the increase in shareholding of PC in the amount of NIS 49.1 million and NIS 63.6 million, respectively. In the fourth quarter of 2009, we and PC sold the shares and as a result we recorded a loss of NIS 44 million, which offset part of the gain we recorded in the beginning of 2009; and

(ii)
in March 2009, we and the minority shareholders of InSightec converted InSightec's convertible notes into InSightec's preferred shares. As a result of the conversion, we recorded a gain of NIS 14.6 million, reflecting the change in our shareholding in InSightec.

As of January 1, 2010, a new accounting principle entered into effect according to which a change in the shareholding of a subsidiary as a result of a sale of shares by us which does not cause a change in control in the subsidiary will not be charged to the profit and loss account but rather will be directly attributable to shareholder equity. Accordingly, the sale of PC shares in 2010 by us described below, did not affect our profit and loss accounts.

(IV)	Revenues from shopping and entertainment centers increased to NIS 103 million ($29 million) in 2010 compared to NIS 85 million in 2009. This revenue is derived from:

(i)
Revenues from the sale of trading property in the amount of NIS 4 million ($1 million) in 2010 compared to no such revenue in 2009. The revenues generated in 2010 was attributable to the sale of a plot of land in the Czech Republic; and

(ii)
Revenues from the operation of shopping and entertainment centers in the amount of NIS 99 million ($28 million) in 2010 compared to NIS 85 million in 2009. The revenues in 2010 are attributable mainly to the operation of four shopping and entertainment centers in 2010 as compared to two in 2009.

(V)
Gain from fair value adjustment of investment property amounted to NIS 40 million ($11 million) in 2010 compared to NIS 3 million in 2009. The gain in 2010 represents the revaluation of EDT's assets since its acquisition in June 2010.

(VI)
Revenues from investment property rental income amounted to NIS 122 million ($24 million) in 2010 compared to no such revenues in 2009. The revenues attributable to the operation of EDT in the second half of 2010.

(VII)
Revenues from hotel operations and management increased to NIS 404 million ($114 million) in 2010 compared to NIS 397 million in 2009. This increase is mainly attributable to the improvement in revenues from our hotels in the United Kingdom, Belgium, Romania and our new hotel in Schiphol, Holland, and is offset by the devaluation of the Euro and the British Pound (the functional currencies in which our hotels operate) against the NIS during 2010.

(VIII)
Revenues from the sale of medical systems decreased to NIS 34 million ($9 million) in 2010 compared to NIS 62 million in 2009. This decrease is mainly attributable to the number of systems sold in 2010 compared to 2009.

(IX)	Revenues from the sale of fashion retail increased to NIS 175 million ($49 million) in 2010 compared to NIS 118 million in 2009. The increase is mainly attributable to:

(i)	the opening of the four new GAP stores in 2010 as compared to one store opened at the end of 2009;

(ii)	increase in sales of Mango’s existing stores during 2010 as compared to 2009.

Expenses and losses

Our expenses and losses amounted to NIS 1,400 million ($394 million) in 2010 compared to NIS 1,400 million in 2009. Set forth below is an analysis of our expenses and losses:

(I)	Expenses of commercial centers decreased to NIS 157 million ($44 million) in 2010 compared to NIS 169 million in 2009. This decrease is attributable to:

(i)
An increase to NIS 5 million ($1.4 million) in cost of trading property sold in 2010 as compared to NIS 2 million in 2009. Such increase in 2010 is attributable to the sale of a plot of land in the Czech Republic as compared to no sales of commercial centers in 2009;

(ii)
A decrease of NIS 2 million in the direct costs from operation mainly attributable to a decrease of 9.4% of the average exchange rate of the Euro against the NIS; offset by an increase in the direct cost expenses (measured in Euro) from operation of four commercial centers in 2010 as compared to two in 2009; and

(iii)
A decrease in other expenses in the amount of NIS 13 million, of which NIS 15 million is attributable mainly to a decrease in general and administrative expenses attributable to the commercial centers operations as a result of the economic environment in the market; offset by an increase in the marketing expenses related with the opening of two new commercial centers in 2010.

(II)
Cost of hotel operations and management decreased to NIS 341 million ($96 million) in 2010 compared to NIS 353 million in 2009. This decrease is mainly attributable to the devaluation of the Euro and the British Pound against the NIS.

(III)	Cost of investment property expenses was NIS 51 million ($14 million) in 2010 compared to no such cost in 2009. These costs resulted from EDT's activity in the second half of 2010 as mentioned above.

(IV)
Cost and expenses of medical systems decreased to NIS 64 million ($18 million) in 2010 compared to NIS 67 million in 2009. This decrease is mainly attributable to a decrease in sales of "ExAblate" systems as mentioned above.

(V)
Cost of fashion merchandise increased to NIS 198 million ($56 million) in 2010 compared to NIS 134 million in 2009. The increase is mainly attributable to the increase in operation related with the opening of four GAP stores in 2010.

(VI)
Research and development expenses decreased to NIS 58 million ($16 million) in 2010 compared to NIS 74 million in 2009. This decrease is attributable to grants from the Israeli Office of the Chief Scientist in the amount of NIS 7.6 million in 2010.

(VII)	General and administrative expenses decreased to NIS 65 million ($18 million) in 2010 compared to NIS 66 million in 2009.

(VIII)	Financial expenses increased to NIS 364 million ($102 million) in 2010 compared to NIS 284 million in 2009. Such increase is attributable mainly to the following:

(i)
Total interest expenses in respect of our bank loans and notes issued (including linkage differences in respect of bonds which are linked to the Israeli consumer price index) amounted to NIS 465 million in 2010 compared to NIS 430 million in 2009. From these amounts we have capitalized financial costs to our real estate under construction and development in the amount of NIS 164 million and NIS 155 million in 2010 and 2009, respectively. Such increase is attributable to an increase of NIS 55 million in interest expenses as a result of an increase in the principal amount of our and PC's debentures issued during 2010; offset by a 2.28% decrease in the Israeli consumer price index, to which our notes are linked, in 2010, compared to a 3.82% increase in 2009, which resulted in a decrease of NIS 20 million; and an increase in capitalized financial costs in the amount of NIS 9 million;

(ii)
we recorded a loss from exchange rate differences in respect of our borrowings in the amount of NIS 55 million in 2010 compared to NIS 2 million in 2009. Such increase in the amount of NIS 53 million is attributable mainly to exchange expenses recorded on PC's NIS debentures listed on the TASE, while PC's functional currency is Euro; and

(iii)	other financial expenses increased to NIS 8 million in 2010 compared to NIS 7 million in 2009.

(IX)	Financial income decreased to NIS 41 million ($11.5 million) in 2010 compared to NIS 93 million in 2009. Such decrease is attributable mainly to the following:

(i)
A decrease of NIS 26 million related to interest income from bank deposits from NIS 85 million in 2009 to NIS 59 million in 2010. Such decrease is attributable mainly to a decrease in deposits, financial structures and cash balances; and

(ii)
We recorded a loss from exchange rate differences of NIS 18 million in 2010 compared to a gain from exchange rate differences of NIS 7 million in 2009. The loss in 2010 is mainly attributable to our deposits in Euro and U.S. dollars which decreased as a result of the devaluation of the Euro and the U.S. dollar against the NIS. The gain in 2009 is mainly attributable to exchange differences from PC's deposits in different currencies other than the Euro, the functional currency of PC (such as the Polish Zloty, Czech Koruna and the U.S. dollar).

(X)
Loss from changes in fair value of financial instruments decreased to NIS 50 million ($14 million) in 2010 compared to loss of NIS 71 million in 2009. This decrease is mainly attributable to the following:

(i)
Loss from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 256 million ($72 million) in 2010 compared to a loss of NIS 240 million in 2009;

(ii)	Profit from change in fair value of swap transactions executed by PC in respect of its notes amounted to NIS 168 million ($47 million) in 2010 compared to NIS 73 million in 2009;

(iii)	Loss from change in fair value of embedded derivatives related to our hotel segment was NIS 4 million ($1 million) in 2010 compared to profit of NIS 17 million in 2009; and

(iv)	Profit from marketable securities amounted to NIS 19 million ($5.3 million) in 2010 compared to a profit of NIS 53 million in 2009.

(XI)	Impairment, charges and other expenses, net, totaled NIS 85 million ($24 million) in 2010 compared to NIS 260 million in 2009. The expenses in 2010 mainly include the following:

(i)
Impairment of PC trading property in the amount of NIS 44 million ($12.3 million) which was affected by the real estate market conditions in Eastern Europe which was expressed by an increase in the sales yields and the expectations for decreases in rental income;

(ii)	Trading registration expenses in the amount of NIS 10 million ($2.8 million) related to our publicly traded subsidiary, Elbit Medical, on the Tel Aviv Stock Exchange;

(iii)
Expenses in the amount of NIS 9 million ($2.5 million) related to deferred expense charged to the profit and loss in respect of  our diary and farm activity in India as well as with our retail activity in Israel; and

(iv)	Project initiation expenses related to our activities in India in the amount of NIS 41 million ($11.5 million).

Offset by:

(i)	Gain in the amount of NIS 8 million ($2.2 million) in connection with purchase of loans from a third party as part of the EDT transaction; and

(ii)	Reverse of impairment expenses recorded in previous years related to our hotel in Belgium in the amount of NIS 14 million ($4 million).

As a result of the foregoing factors, we recognized income before income tax in the total amount of NIS 74 million ($21 million) in 2010 compared to a loss of NIS 703 million in 2009.

Income taxes totaled NIS 5 million ($1.4 million) in 2010 compared to tax benefits of NIS 36 million in 2009.

The above resulted in income from continuing operations totaling NIS 69 million ($19 million) in 2010 compared to a loss of NIS 668 million in 2009.

Profit from discontinued operations, net, totaled NIS 4 million ($1.2 million) in 2010 compared to profit of NIS 17 million in 2009. Our discontinued operations consist mainly of medical imaging operations and the sub-assemblies and component segment which were sold in previous years. This profit resulted mainly from the collection of receivables previously written off, income from royalties on patents rights and exchange rate differences attributable to monetary assets and liabilities pertaining to discontinued operations.

The above resulted in profits of NIS 74 million ($21 million) in 2010, of which NIS 62 million ($17 million) is attributable to our equity holders and NIS 12 million ($3 million) is attributable to the non-controlling interest. The loss in 2009 includes NIS 531 million attributable to our equity holders and NIS 120 million attributable to the non-controlling interest.